U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

                    000-19462

SEC FILE NUMBER

NOTIFICATION OF LATE FILING

☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant: Artisoft, Inc.

Former Name if Applicable:

Address of Principal Executive Office: 5 Cambridge Center, Cambridge, MA 02142

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐(c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

Part III – Narrative

The Registrant was unable to file on February 14, 2005, its Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (“Form 10-Q”) due, in part, to the fact that management’s time and attention has been focused on resolution of certain accounting issues related to pro forma financial information of Vertical Networks, Inc. and integration of the historical financial statements of Vertical Networks. Resolution of these issues delayed filing of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which was filed with the Commission on January 25, 2005, and the amendment of its Current Report on Form 8-K, originally filed on September 29, 2004 to provide historical and pro forma financial information on Vertical Networks, which filing is still pending (the “Amendment to Current Report”). The Registrant is unable to file the Form 10-Q on February 14, 2005 because management has not yet completed the Amendment to Current Report. The Registrant expects, however, to be in a position to file the Form 10-Q, on or before February 22, 2005.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Duncan G. Perry, Chief Financial Officer, (617) 354-0600.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes            ☒ No

Form 8-K/A amending its Current Report on Form 8-K filed September 29, 2004 to provide historical and pro forma financial information on Vertical Networks, Inc.

(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes            ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the quarter ended December 31, 2004 increased between 180% and 200% from the corresponding quarter in 2003. Sales of our TeleVantage product line increased approximately 35% in the quarter ended December 31, 2004, compared to the quarter ended December 31, 2003. Our results for the quarter ended December 31, 2004 also include the results of Vertical Networks, which we acquired on September 28, 2004. The acquisition of Vertical Networks resulted in an additional 145% to 165% increase in sales as a result of sales of Vertical Networks products during the quarter ended December 31, 2004.

Operating expenses for the quarter ended December 31, 2004 increased approximately 115% to 125% from the corresponding quarter in 2003, including the effects of our acquisition of Vertical Networks and reflecting increased payroll and employee related expenses.

Preliminary, unaudited results indicate that net loss for the quarter ended December 31, 2004 decreased somewhat from the corresponding quarter in 2003. The variance is subject to significant change as a result of small changes in the final, reviewed revenue, cost of goods sold and operating expense results.

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: February 14, 2005

Artisoft, Inc.

By:	/S/ DUNCAN G. PERRY
Duncan G. Perry, Chief Financial Officer

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